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RECEIVED FEB 2 0 2008

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECEIVED
MAR 1 2 2008
BRANCH OF REGISTRATIONS
EXAMINATIONS

NAME OF BROKER DEALER:

Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. And Street)

New York,	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Ernst & Young LLP
(Name - *if individual state last, first, middle name*)

5 Times Square	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 0 6 2008
THOMSON REUTERS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perella Weinberg Partners LP, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statements of Financial Condition

Perella Weinberg Partners LP
As of December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Perella Weinberg Partners LP

Statements of Financial Condition

As of December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
Perella Weinberg Partners LP

We have audited the accompanying statements of financial condition of Perella Weinberg Partners LP as of December 31, 2007 and 2006. These statements of financial condition are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 25, 2008

Perella Weinberg Partners LP

Statements of Financial Condition

	December 31	
	2007	**2006**
Assets		
Cash and cash equivalents	**$51,871,480**	$ 6,191,026
Investment advisory fees receivable	**3,137,111**	4,350,000
Rebillable expenses	**–**	336,380
Other assets	**375,772**	159,880
Total assets	**$55,384,363**	$11,037,286
Liabilities and partners' capital		
Accrued employee compensation	**$26,740,049**	$ 4,713,301
Due to affiliates	**1,455,318**	257,240
Short term liabilities	**1,174,832**	–
Accrued expenses	**369,859**	103,130
Accounts payable	**138,570**	191,003
Total liabilities	**29,878,628**	5,264,674
Partners' capital	**25,505,735**	5,772,612
Total liabilities and partners' capital	**$55,384,363**	$11,037,286

The accompanying notes are an integral part of these statements of financial condition.

Perella Weinberg Partners LP

Notes to Statements of Financial Condition

December 31, 2007

1. Organization

Perella Weinberg Partners LP (Broker Dealer), formerly known as PadCo Advisors L.P., registered with the U.S. Securities and Exchange Commission (SEC) on May 12, 2006. Its membership with the Financial Industry Regulatory Authority (FINRA) became effective on May 12, 2006. Perella Weinberg Partners Group LP (PWP Group), a Delaware limited partnership, is the parent of the Broker Dealer.

PadCo GP LLC, a Delaware limited liability company (the General Partner), is the general partner of the Broker Dealer. The General Partner is wholly owned by PWP Group.

The Broker Dealer provides corporate advisory services and does not participate in the business of securities underwriting nor does it hold customer accounts or trade in securities for its own account.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Broker Dealer has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days. At December 31, 2007 and 2006, the Broker Dealer held cash and cash equivalents of $51,871,480 and $6,191,026 in its bank accounts.

Fair Value of Financial Instruments

The fair value of the Broker Dealer's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, approximates the carrying amounts presented in the statements of financial condition.

Use of Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. The General Partner believes that the estimates utilized in preparing the statements of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

PWP Group and NoCo A L.P. (NoCo A) (PWP Group's parent) provided certain administrative services to the Broker Dealer on an on-going basis in 2007 and 2006, respectively. Such administrative services included rent, personnel, fixed assets, equipment technology and administrative support. The Broker Dealer compensates PWP Group and NoCo A for its portion of the administrative services based on PWP Group and NoCo A's allocation methodology in 2007 and 2006, respectively. The allocation methodology utilizes a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent.

As of December 31, 2007, the Broker Dealer had a $1,455,318 payable to PWP Group and, as of December 31, 2006, a $257,240 payable to NoCo A.

4. Income Taxes

The Broker Dealer is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made in the financial statements since the Broker Dealer is not subject to United States federal income taxes or New York state income taxes. The limited partner is individually liable for taxes on its distributable share of the Broker Dealer's taxable income or loss. However, the Broker Dealer is subject to New York unincorporated business tax and has made estimated tax payments of $525,000 for 2007. As of December 31, 2007, the Broker Dealer made unincorporated business tax payments of $81,500 in excess of the 2007 tax liability. The Broker Dealer was in a loss position for 2006 and, as such, a provision was not required in 2006.

5. Net Capital Requirements

The Broker Dealer is subject to the SEC Uniform Net Capital Rule 15c3-1. The Broker Dealer computes its net capital requirements under the aggregate indebtedness method specified in Rule 15c3-1. Under this method, the Broker Dealer is required to maintain net capital in excess of the greater of 6⅔%, 12½% in the first 12 months after commencing business as a registered broker dealer, of aggregate indebtedness, as defined by the Rule, or $5,000. Advances to affiliates, repayment of subordinated borrowings, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

5. Net Capital Requirements (continued)

At December 31, 2007, the Broker Dealer had net capital of $20,978,196, which was $18,986,287 in excess of required minimum net capital of $1,991,909. At December 31, 2006, the Broker Dealer had net capital of $926,352, which was $268,268 in excess of required minimum net capital of $658,084.

At December 31, 2007, the Broker Dealer's ratio of aggregate indebtedness to net capital was 1.42 to 1. At December 31, 2006. the Broker Dealer's ratio of aggregate indebtedness to net capital was 5.68 to 1.

END